SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                              (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
   (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                         (Amendment No. __)<F1>


                              flightserv.com
--------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.04 per share
--------------------------------------------------------------------------
                      (Title of Class of Securities)

                               339428-10-4
--------------------------------------------------------------------------
                              (CUSIP Number)

                             January 18, 2000
--------------------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is file:

      | | Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      | | Rule 13d-1 (d)




__________________
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Page 1 of 7 Pages)

CUSIP No. 339428-10-4             13G                  Page 2 of 7 Pages

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Four Corners Capital, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

   NUMBER OF     5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY               2,470,684
 OWNED BY EACH
   REPORTING     6     SHARED VOTING POWER
  PERSON WITH
                             0

                 7     SOLE DISPOSITIVE POWER

                             2,470,684

                 8     SHARED DISPOSITIVE POWER

                             0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,470,684

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
                                                                    |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.09%

12    TYPE OF REPORTING PERSON*

           OO

                  * SEE INSTRUCTION BEFORE FILLING OUT!




                           (Page 2 of 7 Pages)

                               SCHEDULE 13G

Item 1.

(a)  Name of Issuer:

               flightserv.com (the "Issuer")

(b)  Address of Issuer's Principal Executive Offices:

               3343 Peachtree Road, N.E.
               Suite 530
               Atlanta, Georgia 30326

Item  2.

(a)  Name of Person Filing:

               Four Corners Capital, LLC ("Four Corners")

(b)  Address of Principal Business Office or, if None, Residence:

               P.O. Box 158129
               Nashville, Tennessee 37215

(c)  Citizenship:

               Delaware

(d)  Title of Class of Securities:

               Common Stock, par value $.04 per share

(e)  CUSIP Number:

               339428-10-4


















                           (Page 3 of 7 Pages)

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

(a)  |_|  Broker or Dealer registered under Section 15 of the Act;

(b)  |_|  Bank as defined in Section 3(a)(6) of the Act;

(c)  |_|  Insurance company as defined in Section 3(a)(19) of the Act;

(d) |_| Investment company registered under Section 8 of the Investment Company Act;

(e)  |_|  An investment adviser in accordance with Rule 13d-
          1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not Applicable.


Item 4.   Ownership


(a)  Amount beneficially owned:

               Four Corners, a Delaware limited liability company, beneficially owns 113,976 shares of Common Stock of the Issuer. In addition, Four Corners beneficially owns 2,356,708 shares of Common Stock of the Issuer which it may obtain upon exercise of warrants that are immediately exercisable for such shares of Common Stock. The 2,470,684 shares of Common Stock of the Issuer that Four Corners beneficially owns constitute approximately 8.09% of the Issuer's issued and outstanding Common Stock. Four Corners has the power to dispose or direct the disposition of, and the power to vote or direct the vote of, 2,470,684 shares of Common Stock of the Issuer.




                           (Page 4 of 7 Pages)

(b)  Percent of Class:

               See Item 11 of the cover page, which is based on Item 5 of the cover page. See Item 4(a).

               The percentage has been computed based on the total number of shares of Common Stock of the Issuer outstanding as of November 12, 1999, as indicated in the Issuer's Form 10-QSB filed on November 15, 1999.

(c)       Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote

               See Item 5 of the cover page.

    (ii)  Shared power to vote or to direct the vote

               See Item 6 of the cover page.

   (iii)  Sole power to dispose or to direct the disposition of

               See Item 7 of the cover page.

    (iv)  Shared power to dispose or to direct the disposition of

               See Item 8 of the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.














                           (Page 5 of 7 Pages)

Item 8.   Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.   Notice of Dissolution of Group.

               Not Applicable.

Item 10.  Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






































                           (Page 6 of 7 Pages)

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                               FOUR CORNERS CAPITAL, LLC


                               By:  /s/ Joel A. Goldberg
                                    ------------------------------
                                    Name:   Joel A. Goldberg
                                    Title:  Member



Dated: January 28, 2000





































                           (Page 7 of 7 Pages)